

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 19, 2014

Via E-mail
Krista Bean Dorrian
Vice President, Legal
First Potomac Realty Trust
7600 Wisconsin Avenue, 11th Floor
Bethesda, Maryland 20814

  **Re: First Potomac Realty Trust
    Form 10-K for the fiscal year ended December 31, 2013
    Filed February 28, 2014
    File No. 001-31824**

Dear Ms. Dorrian:

  We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 40

Overview, page 40

1. We note your disclosure on page 6 that 392 of your 744 leases were triple-net leases as of December 31, 2013. In future Exchange Act periodic reports, please include disclosure to describe how you monitor your tenant credit quality.

2. In future Exchange Act periodic reports, please include disclosure regarding your tenant improvement costs and leasing commissions for both your new leases and for renewals. Please include this disclosure on a per square foot basis.

3.   We note your disclosure that 8.5% of your annualized cash basis rent is scheduled to expire in 2014. In future Exchange Act periodic reports, please expand your disclosure to discuss the relationship between market/current asking rents and leases expected to expire in the next period.

Development and Redevelopment Activity, page 41

4.   In future Exchange Act periodic reports, to the extent your development and redevelopment portfolio is material, please expand your disclosure regarding your developments and redevelopments to disclose the anticipated completion dates and budgeted costs for each project or advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Beth Frohlichstein, Staff Attorney, at (202) 551-3789 or me at (202) 551-3233 with any questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief